UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2011

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

11/F, ING Tower 308 Des Voeux Road Central Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

     On November 8, 2011, the Company received notice from the Listing
Qualifications Staff (the “Staff”) of The NASDAQ Stock Market LLC (“NASDAQ”)
indicating that the Staff believes there are additional circumstances that merit the delisting of the Company’s securities from The NASDAQ Stock Market. In particular, the Staff noted that, in view of concerns of the Supreme Court of the State of New York referenced in a July 13, 2011 order, which was previously disclosed by the Company in a Current Report on Form 6-K, dated July 15, 2011, and the recommendations of a joint special committee of the boards of directors of the Company and its subsidiary, CDC Software Corporation, which were referenced in a Current Report on Form 6-K, dated October 20, 2011, and furnished to the U.S. Securities and Exchange Commission by CDC Software
Corporation, the conduct of Mr. Peter Yip, the Company’s Chief Executive Officer
and Vice-Chairman of the board of directors, has been inconsistent with that expected by the Staff of an officer and director of a public company.  While the
Staff acknowledged that certain actions have been taken to limit his involvement in the Company’s affairs, the Staff expressed the view that these actions were insufficient and that he continues to have the ability to exercise significant influence over the Company. Accordingly, the Staff has determined that his association with the Company raises additional public interest concerns and serves as an additional basis for the Staff’s determination to delist the
Company’s securities from The NASDAQ Stock Market, in accordance with Listing
Rule 5101.

     As a separate matter, the Staff observed that the Company disclosed in a
Current Report on Form 6-K, dated October 12, 2011, that Dr. Raymond Ch'ien and
Mr. Thomas M. Britt, III, both independent directors and members of the
Company’s Audit Committee, resigned from the Company’s board of directors. As a result, the Staff concluded that the Company has only one remaining member on its Audit Committee and, therefore, no longer meets the audit committee composition requirement set forth in Listing Rule 5605(c)(2). Rather than grant the Company the cure period afforded by Listing Rule 5605(c)(4), the Staff determined to utilize its discretionary authority under Listing Rule 5101 to deny the Company the cure period. Accordingly, the Staff has cited the audit committee vacancies as an additional basis for delisting the Company’s securities.

     As previously announced, the Company received notice from the Staff on
October 5 and 6, 2011, indicating that the Staff had determined that the
Company’s securities should be delisted from NASDAQ based upon the Company’s announcement on October 5, 2011 that it had filed a voluntary petition in the
United States Bankruptcy Court for the Northern District of Georgia seeking relief under the provisions of Chapter 11 of the Bankruptcy Code, as well as the
Company’s failure to timely file its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 with the U.S. Securities and Exchange Commission, which was due by June 30, 2011.

     As also previously disclosed, the Company subsequently requested a hearing before a NASDAQ Listing Qualifications Panel (the "Panel") and requested continued listing and the reinstatement of trading of its common stock on
NASDAQ.  On November 15, 2011, the Company withdrew its request for a hearing before the Panel.  As a result of the Company's withdrawal of its requested hearing, on November 16, 2011, the Company received notice from NASDAQ that the
Staff's delisting determination of October 5 and 6, 2011, became final and that
NASDAQ intended to file a Form 25 Notification of Delisting with the U.S.
Securities and Exchange Commission when all internal appeal periods have run.

Departure of Senior Vice President and General Counsel

     On October 31, 2011, the resignation of Edward Swift, Senior Vice President and General Counsel of CDC Corporation (the “Company”), from his position with the Company became effective.  At the time of his resignation, in a separate and unrelated communication Mr. Swift noted concerns about matters within the ambit of the previously disclosed Special Committee review.

Appointment of Chief Restructuring Officer

     On October 24, 2011, the Company engaged Marcus A. Watson of Finley, Colmer and Company  to serve as its Chief Restructuring Officer (“CRO”) during the
Company’s Chapter 11 case pending in the United States Bankruptcy Court for the
Northern District of Georgia (the “Court”), in Case No. 11-79079 (the “Chapter
11 proceeding”).  On October 26, 2011, the Company sought Court approval of its
CRO in the Chapter 11 proceeding.

     On October 31, 2011, Evolution CDC SPV Ltd., Evolution Master Fund Ltd.,
Segregated Portfolio M, and E1 Fund Ltd. (collectively “Evolution”), objected to the appointment of the CRO claiming that the appointment of a CRO would not serve the best interest of the Debtor in Possession in the Chapter 11 proceeding.

     The Court held a hearing on the appointment of the Company’s CRO on
November 1, 2011, at which time the Court instructed the Company that it would only approve the appointment of a CRO in this matter if Mr. Watson’s authority and responsibility in relation to the Company were essentially those of a trustee, with the Company’s Board of Directors retaining the authority to approve only certain enumerated matters.

     On November 3, 2011, the Board of Directors for the Company met and
approved a revised CRO engagement for Mr. Watson consistent with the Court’s instructions, and Mr. Watson was approved as the Company’s CRO on November 9,
2011.  The Court’s order approved the employment of the Company’s CRO with
“substantially all of the authority and responsibility of a Chapter 11 Trustee, including complete authority in the management of the estate, Debtor’s business operations and bankruptcy reorganization,” with the following matters remaining subject to Board approval: (a) the approval of a plan for reorganization; (b)
the sale or disposition of any asset over five million dollars: (c) debtor in possession or exit financing in which substantially all of the Debtor’s assets are pledged; and (d) settlement of the Evolution claims and counterclaims or settlement of the Evolution Judgment or appeal of the Evolution Judgment.

     In its November 9, 2011, order approving the employment of the Company’s
CRO, the Court noted further that “if the Board’s exercise of its authority prevents the CRO or the Debtor from acting in the best interest of the estate, the Court expects the CRO and the Debtor in Possession’s attorneys to promptly bring the matter to the attention of Evolution and other parties in interest, the United States Trustee, and the Court.”

Engagement of Investment Banker

     On November 11, 2011, the Company engaged Moelis & Company LLC to act as its exclusive financial advisor and capital markets advisor in connection with the Company’s consideration and evaluation of potential transactions in connection with the Company’s ongoing Chapter 11 proceedings.  This engagement is subject to Bankruptcy Court approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 16, 2011	By:	John Clough
	Name:	John Clough
	Title:	Interim Chief Executive Officer